UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
(Amendment No. 9)
THE SECURITIES EXCHANGE ACT OF 1934

Hermitage Offshore Services Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G4511M 108
(CUSIP Number)

Mr. Emanuele Lauro LOM Building 27 Reid Street Hamilton HM 11 Bermuda with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No.	G4511M 108

1.	NAME OF REPORTING PERSONS
Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,011,096

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,011,096

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,011,096

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G4511M 108

1.	NAME OF REPORTING PERSONS
Scorpio Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,011,096

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,011,096

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,011,096

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G4511M 108

1.	NAME OF REPORTING PERSONS
Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,011,096

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,011,096

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,011,096

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	G4511M 108

Explanatory Note:

This Amendment No. 9 to the Schedule 13D that was originally filed on December 21, 2018 (and as thereafter amended on April 18, 2019, June 21, 2019, October 28, 2019, November 22, 2019, December 20, 2019, March 6, 2020, September 4, 2020 and September 11, 2020, the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Hermitage Offshore Services Ltd. (formerly Nordic American Offshore Ltd.), a corporation formed under the laws of Bermuda (the “Issuer”). This Amendment No. 9 to the Schedule 13D is being filed to reflect transactions in the Common Shares by the Reporting Persons since the prior filing. As a result of the transactions reflected in this Amendment No. 9, this Amendment No. 9 constitutes an exit filing for the Reporting Persons.

Item 1.	Security and Issuer.

There are no material changes to the Schedule 13D.

Item 2.	Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of the following:

Scorpio Holdings Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Holdings”);

Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“SSH”), and a wholly-owned subsidiary of Scorpio Holdings; and

Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings (“Ms. Lolli-Ghetti”, and together with Scorpio Holdings and SSH, the “Reporting Persons”).

Ms. Lolli-Ghetti, Scorpio Holdings and SSH may be deemed the beneficial owners of 3.2% of the Issuer’s outstanding Common Shares.

The principal business of Scorpio Holdings is acting as a holding company for SSH and certain other companies. The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels.

The principal business address and principal office address of each of the Reporting Persons is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of the Reporting Persons, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the “Principals”) is set forth below.

Name	Principal Occupation and Employment(1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of Scorpio Holdings, SSH, the Issuer, Scorpio Tankers Inc., Scorpio Bulkers Inc. and other entities within the Scorpio group of companies.	Italy
Robert Bugbee	Director and President of Scorpio Holdings, SSH, the Issuer, Scorpio Tankers Inc., Scorpio Bulkers Inc. and other entities within the Scorpio group of companies.	Britain
Cameron Mackey
Director and Chief Operating Officer of Scorpio Holdings, SSH, the Issuer, Scorpio Tankers Inc. and other entities within the Scorpio group of companies, and Chief Operating Officer of Scorpio Bulkers Inc.

USA
Filippo Lauro	Director and Vice President of Scorpio Holdings, SSH and other entities within the Scorpio group of companies, and Vice President of the Issuer, Scorpio Bulkers Inc. and Scorpio Tankers Inc.	Italy
Brian Lee	Chief Financial Officer of Scorpio Holdings, SSH, Scorpio Tankers Inc. and other entities within the Scorpio group of companies.	USA

(1) The business address of the Principals, Scorpio Tankers Inc., Scorpio Bulkers Inc. and other entities within the Scorpio group of companies is 9, Boulevard Charles III, MC 98000, Monaco.

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
There are no material changes to the Schedule 13D.

Item 4.	Purpose of Transaction.
There are no material changes to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a, b)
As of June 4, 2020, the Issuer reported 31,330,232 Common Shares outstanding.

As of the date of this filing, Ms. Lolli-Ghetti, Scorpio Holdings and SSH may be deemed the beneficial owners of 1,011,096 Common Shares, representing approximately 3.2% of the Issuer’s outstanding Common Shares. Ms. Lolli-Ghetti, Scorpio Holdings and SSH have the shared power to vote and dispose of these Common Shares.

As of the date of this filing, the Principals do not beneficially own any Common Shares.

(c)
To the best of the Reporting Persons’ knowledge, transactions in the Common Shares effected by the Reporting Persons during the past 60 days and not previously reported are set forth on Exhibit A-3 to this Amendment No. 9 to the Schedule 13D.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the Principals.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s outstanding Common Shares on September 15, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to include the following: Exhibit A-3 – Information with Respect to Transactions Effected

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2020	SCORPIO SERVICES HOLDING LIMITED*

	By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman/Vice President

SCORPIO HOLDINGS LIMITED*

	By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman/Vice President

ANNALISA LOLLI-GHETTI*

	By:	/s/Annalisa Lolli-Ghetti
	Name:	Annalisa Lolli-Ghetti

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A-3

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Scorpio Services Holding Limited

Date of Transaction	Type of Transaction	Number of Common Shares Purchased/(Sold)	Average Price per Common Share

September 15, 2020	Open Market Sale	(1,242,909)	$0.2903

September 16, 2020	Open Market Sale	(500,000)	$0.3002